As Filed with the Securities and Exchange Commission on June 10, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

OLD DOMINION FREIGHT LINE, INC.

(Exact name of registrant as specified in its charter)

Virginia	56-0751714
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

500 Old Dominion Way

Thomasville, North Carolina 27360

(336) 889-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Earl E. Congdon

Chairman of the Board and

Chief Executive Officer

Old Dominion Freight Line, Inc.

500 Old Dominion Way

Thomasville, North Carolina 27360

(336) 889-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Garza Baldwin, III Womble Carlyle Sandridge & Rice, PLLC One Wachovia Center, Suite 3500 301 South College Street Charlotte, North Carolina 28202-6025 (704) 331-4900 (704) 331-4955 (Fax)	Mark Scudder Heidi Hornung-Scherr David J. Routh Scudder Law Firm, P.C., L.L.O. 411 South 13th Street, Suite 200 Lincoln, Nebraska 68508 (402) 435-3223 (402) 435-4239 (Fax)

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, par value $.10 per share	2,806,000	$27.21	$76,351,260	$9,674

(1)	Includes 366,000 shares that the underwriters have an option to purchase from the registrant solely to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based upon the average of the high and low sale prices reported on the Nasdaq National Market on June 4, 2004.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 10, 2004

2,440,000 Shares

Common Stock

We are offering 370,000 shares of common stock, and the selling shareholders identified in this prospectus are offering 2,070,000 shares of our common stock. The underwriters also have an option to purchase up to an additional 366,000 shares of common stock from us solely to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

Our common stock is listed on the Nasdaq National Market under the symbol “ODFL.” The last reported sale price on June 9, 2004 was $ 27.73 per share.

Investing in our common stock involves risks. See “ Risk Factors” on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commission	$	$
Proceeds to us (before expenses)	$	$
Proceeds to selling shareholders	$	$

The underwriters expect to deliver the shares of common stock to purchasers on or about             , 2004.

Legg Mason Wood Walker

Incorporated

BB&T Capital Markets

Stephens Inc.

The date of this prospectus is             , 2004.

[Inside Cover Art: Map indicating areas served and locations of service centers]

PROSPECTUS SUMMARY

The following summary highlights information appearing elsewhere or incorporated by reference in this prospectus and does not contain all of the information that may be important to you in deciding whether to invest in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” before making an investment decision. All share and per share information has been restated to reflect three-for-two stock splits effected in the form of 50% stock dividends effective June 16, 2003 and May 20, 2004. Unless the context requires otherwise, references in this prospectus to the “company,” “Old Dominion,” “we,” “us,” and “our” refer to Old Dominion Freight Line, Inc.

Our Company

We are the seventh largest non-union less-than-truckload, or LTL, motor carrier in the United States, measured by revenue. As an LTL carrier, we pick up multiple freight shipments from multiple customers on a single truck and then route that freight for delivery through service centers, where the freight may be transferred to other trucks with similar destinations. We provide timely one to five day service among five regions in the United States and next-day and second-day service within these regions. In addition, through marketing and carrier relationships, we provide service to and from areas outside our operating regions, including Canada, Mexico and Puerto Rico in North America, and to a lesser extent, other international destinations. Our infrastructure and operating strategy enable us to provide our customers a combination of the rapid transit times of a regional carrier and the geographic coverage of a multi-regional carrier.

Over the past several years, we have grown substantially through internal growth and selective acquisitions. To support our growth, we have invested considerable resources toward the expansion of our management, service center, and information systems infrastructure, which we designed to support significantly larger freight volumes. Prior to 1995, we operated 53 service centers in 21 states and offered full-state coverage in a limited number of states in the Southeast. We currently have expanded our direct coverage to 131 service centers in 40 states, with full-state coverage in 28 states. We operate in five geographic regions that cover over 90% of the nation’s population, and a significant and growing volume of our freight is generated transporting freight among these regions for national shippers.

We believe we have successfully managed our growth. Between 1995 and 2003, we grew our revenue from $248.1 million to $667.5 million, a compounded annual growth rate of 13.2%. Over the same period, our earnings per diluted share improved from $0.26 to $1.15, a compounded annual growth rate of 20.4%. In the quarter ended March 31, 2004, our revenue improved 19.6% and our earnings per diluted share improved 33.3% over the prior year’s period.

We are committed to providing our customers with high quality service. We provide consistent customer service from a single organization offering our customers information and pricing from one point of contact and under one brand name. Currently, we derive substantially all our revenue from our domestic regional and inter-regional service offerings. We offer next-day and second-day service within each of our five regions, next-day to third-day service between contiguous regions and coast-to-coast service in five days or less. In addition to our core LTL services, we provide premium expedited services, container delivery service to and from nine port facilities and distribution services in which we either consolidate LTL shipments for full truckload transport by a truckload carrier or break down full truckload shipments from a truckload carrier into LTL shipments for our delivery. Our integrated structure allows us to offer our customers consistent and continuous service across regions, and our diversified mix and scope of regional and inter-regional services enable us to provide customers a single source to meet their LTL shipping needs.

We believe our experienced management team and non-union workforce afford us a significant advantage over many competitors, including the unionized LTL carriers. Our 24-member senior management team has an average of over 27 years of industry experience, including an average of 17 years at Old Dominion. The advantages of our non-union workforce include flexible hours and the ability of our employees to perform multiple tasks, which we believe contribute to improved productivity, customer service, efficiency and cost savings. We believe our focus on communication with, and the continued education, development and motivation of, our employees strengthens our relationships with our employees.

We have invested in our technology infrastructure with the goals of offering higher levels of customer service and providing our shippers and management team the most accurate information available. We believe our technology infrastructure offers a competitive advantage over competitors who have not made similar investments. These technologies include:

•	handheld wireless devices used by all of our pick-up and delivery drivers to provide the most accurate freight tracking and load planning information to our customers and staff on a real time basis.

•	radio frequency identification (RFID) and dockyard management systems installed at a majority of our service centers to reduce manual inefficiencies and assist us in load planning and equipment positioning.

•	freight management software used to optimize load and route efficiency.

•	single point access to our entire multi-regional network for freight booking and tracking.

•	our interactive, secure website, ODFL4me.com, where our customers can manage their accounts, create bills of lading, check the status of shipments, receive rate estimates, pay invoices, schedule pick-ups and generate reports.

Growth Strategy

Our goal is to achieve significant growth in revenue and earnings over time. Our strategy for achieving our growth plans includes the following key elements:

•	Building freight density in our existing network. We believe our existing service center infrastructure will support significantly greater freight volumes and that increasing our density in existing regions provides our most attractive incremental margin. We expect to increase our freight density in the following ways:

•	Expanding full-state coverage. We presently offer full-state coverage in 28 of the 40 states where we offer direct service, and we expect to offer full-state coverage in additional states as justified by profitable freight demand.

•	Diverting inter-regional and long-haul freight from unionized LTL carriers. We believe that our service standards and cost structure afford us a competitive advantage over most unionized LTL carriers. In addition, we believe some customers may seek to divert freight to non-union alternatives to avoid the risk of strikes, slowdowns and work stoppages, as well as to decrease their concentration of freight with a single unionized carrier.

•	Capitalizing on expanded geographic coverage to obtain freight from major shippers. As we have grown from one region with 21 states served directly to five regions with 40 states served directly, we have gained freight from major shippers who desire a single point of access for their multi-regional and inter-regional needs. We believe there are significant opportunities to increase our business with such shippers.

•	Selectively expanding our geographic footprint. We intend to expand opportunistically into areas in which we do not currently offer direct service. A recent example was our expansion into the Pacific Northwest through opening a service center in Seattle. We expect to expand our service center coverage in the Northwest and elsewhere as customer demand justifies.

•	Broadening our service offerings. We are broadening our service offerings with the goals of further penetrating our existing customers’ shipping requirements and obtaining incremental freight revenues without substantial investment. These services include guaranteed on-time delivery, time-specific delivery, next-day air, global shipping, logistics consulting and truckload brokerage. By responding to our customers’ needs for additional services, we believe we can expand our customer relationships and access additional avenues of profitable growth.

Other Information

We were organized in 1934 and incorporated in Virginia in 1950. Our executive offices are located at 500 Old Dominion Way, Thomasville, North Carolina 27360, and our telephone number is (336) 889-5000. Our Internet address is www.odfl.com. The information contained on our website is not incorporated by reference and should not be considered part of this prospectus.

The Offering

Common stock offered by us	370,000 shares

Common stock offered by the selling shareholders	2,070,000 shares

Common stock to be outstanding after this offering	24,466,485 shares

Use of proceeds

We estimate that our net proceeds from the shares of common stock that we sell in this offering, after deducting underwriting discounts and other estimated expenses, will be approximately $              million. We intend to use our net proceeds to pay down existing indebtedness. We will not receive any proceeds from the sale of shares by the selling shareholders.

Nasdaq National Market symbol	“ODFL”

The number of shares to be outstanding before and after this offering as presented in this prospectus does not include 20,250 shares of common stock issuable upon the exercise of outstanding options granted under our stock option plan with a weighted average exercise price of $6.222 per share, all of which are currently exercisable.

Except as otherwise indicated, we have presented the information in this prospectus on the assumption that the underwriters will not exercise their over-allotment option. If the over-allotment option is exercised in full, we will sell an additional 366,000 shares common stock in this offering.

Risk Factors

An investment in our common stock may involve a significant degree of risk. Potential investors should carefully consider the risk factors set forth under “Risk Factors” beginning on page 7 and the other information contained or incorporated by reference in this prospectus before investing in our common stock.

Summary Consolidated Financial and Operating Information

The following table sets forth our summary consolidated financial and operating data as of the dates and for the periods indicated. You should read this data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements, including the Notes thereto, incorporated by reference in this prospectus. The summary consolidated financial data as of and for each of the five years in the period ended December 31, 2003 have been derived from our audited Consolidated Financial Statements. The summary consolidated financial data as of and for the three months ended March 31, 2003 and 2004 have been derived from our unaudited consolidated financial statements which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information contained therein. Data for the three months ended March 31, 2004 is not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2004.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004

	(In thousands, except per share amounts)
Statements of Operations Financial Data:
Revenue from operations	$426,385	$475,803	$502,239	$566,459	$667,531	$152,865	$182,769

Operating expenses:
Salaries, wages and benefits	258,900	283,121	306,361	340,820	396,521	91,857	108,450
Purchased transportation	14,504	19,547	18,553	18,873	21,389	4,904	6,281
Operating supplies and expenses	36,749	50,074	50,788	56,309	72,084	18,158	20,835
Depreciation and amortization	25,295	27,037	29,888	31,081	38,210	8,685	10,596
Building and office equipment rents	7,330	7,196	7,499	7,435	7,403	1,767	1,830
Operating taxes and licenses	17,699	18,789	20,525	22,681	26,627	6,289	7,300
Insurance and claims	10,200	12,465	13,229	16,313	17,583	4,007	5,842
Communications and utilities	7,532	8,488	9,623	10,236	10,511	2,371	2,844
General supplies and expenses	15,852	18,527	17,510	20,801	22,991	5,374	6,392
Miscellaneous expenses, net	4,268	3,806	3,538	5,624	2,996	787	1,498

Total operating expenses	398,329	449,050	477,514	530,173	616,315	144,199	171,868

Operating income	28,056	26,753	24,725	36,286	51,216	8,666	10,901
Interest expense, net	4,077	4,397	5,899	5,736	6,111	1,433	1,370
Other (income) expense, net	522	(97)	(691)	285	(192)	214	167

Income before income taxes	23,457	22,453	19,517	30,265	45,297	7,019	9,364
Provision for income taxes	9,056	8,757	7,612	11,803	17,697	2,772	3,652

Net income	$14,401	$13,696	$11,905	$18,462	$27,600	$4,247	$5,712

Earnings per share, basic and diluted	$0.77	$0.73	$0.64	$0.95	$1.15	$0.18	$0.24

Weighted average shares outstanding:
Basic	18,703	18,704	18,704	19,408	24,067	24,036	24,089
Diluted	18,712	18,706	18,707	19,428	24,095	24,071	24,111

Balance Sheet Financial Data (at period end):
Cash and cash equivalents	$781	$585	$761	$19,259	$1,051	$6,549	$1,054
Total assets	257,579	296,591	310,840	389,478	434,559	397,224	453,821
Long-term debt, including current maturities	64,870	83,542	98,422	93,223	97,426	91,001	90,781
Shareholders’ equity	111,038	124,734	136,639	203,563	232,541	208,571	238,253

The following table sets forth certain of our operating statistics for the periods indicated:

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
Operating Statistics (Unaudited):
Operating ratio	93.4%	94.4%	95.1%	93.6%	92.3%	94.3%	94.0%
LTL revenue per hundredweight	$11.82	$12.83	$13.09	$13.55	$14.38	$14.42	$14.44
Total tonnage (in thousands)	2,461	2,493	2,484	2,740	3,040	700	828
LTL tonnage (in thousands)	1,644	1,697	1,788	1,970	2,208	506	596
Total shipments (in thousands)	3,140	3,278	3,463	3,870	4,366	1,010	1,172
LTL shipments (in thousands)	3,056	3,195	3,387	3,787	4,274	989	1,146
LTL weight per shipment (in pounds)	1,076	1,063	1,056	1,041	1,033	1,023	1,041
Average length of haul (in miles)	844	869	877	903	926	921	953

As used in the foregoing table:

•	Operating ratio is total operating expenses divided by revenue for the period indicated.

•	LTL revenue per hundredweight is the average price obtained for transporting 100 pounds of freight from point to point, calculated by dividing the revenue from all of our LTL shipments by the hundredweight (weight in pounds divided by 100) of those shipments.

•	Tonnage is computed by dividing pounds transported by 2,000.

•	A shipment is a single movement of goods from a point of origin to its final destination as described on a bill of lading contract.

•	LTL weight per shipment is calculated by dividing total LTL pounds transported by the total number of LTL shipments.

•	Average length of haul, the average distance in miles for all shipments transported, is computed by dividing the sum of the mileage between the origin and destination points for all shipments by the total number of shipments.

RISK FACTORS

Any investment in our common stock may involve a significant degree of risk. You should carefully consider the following risk factors and all other information contained in or incorporated by reference into this prospectus before purchasing our common stock. If any of the events described below occurs, our business and financial results could be adversely affected in a material way. This could cause the market price of our common stock to decline, perhaps significantly, and you could lose all or part of your investment.

Risks Related to Our Business in General

We operate in a highly competitive industry, and our business will suffer if we are unable to adequately address potential downward pricing pressures and other factors that may adversely affect our operations and profitability.

Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

•	we compete with many other transportation service providers of varying sizes, some of which have more equipment, a broader coverage network, a wider range of services and greater capital resources than we do or have other competitive advantages;

•	some of our competitors periodically reduce their prices to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase prices or maintain significant growth in our business;

•	many customers reduce the number of carriers they use by selecting “core carriers” as approved transportation service providers, and in some instances we may not be selected;

•	many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress prices or result in the loss of some business to competitors;

•	the trend towards consolidation in the ground transportation industry may create other large carriers with greater financial resources than us and other competitive advantages relating to their size;

•	advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher prices to cover the cost of these investments; and

•	competition from non-asset-based logistics and freight brokerage companies may adversely affect our customer relationships and prices.

If our employees were to unionize, our operating costs would increase and our ability to compete would be substantially impaired.

None of our employees are currently represented by a collective bargaining agreement. However, from time to time there have been efforts to organize our employees at various service centers, and we cannot assure you that our employees will not unionize in the future. Our non-union status is a critical factor in our ability to compete. If our employees vote to join a union and we sign a collective bargaining agreement, the results would be adverse for several reasons:

•	some shippers have indicated that they intend to limit their use of unionized trucking companies because of the threat of strikes and other work stoppages. A loss of customers would impair our revenue base;

•	restrictive work rules could hamper our efforts to improve and sustain operating efficiency;

•	a strike or work stoppage would hurt our profitability and could damage customer and other relationships; and

•	an election and bargaining process would distract management’s time and attention and impose significant expenses.

These results, and unionization of our workforce generally, could have a materially adverse effect on our business, financial condition and results of operations.

If we are unable to successfully execute our growth strategy, our business and future results of operations may suffer.

Our growth strategy includes increasing the volume of freight moving through our existing service center network, selectively expanding the geographic reach of our service center network and broadening the scope of our service offerings. In connection with our growth strategy, we have purchased additional equipment, expanded and upgraded service centers, hired additional personnel and increased our sales and marketing efforts, and expect to continue to do so. Our growth strategy exposes us to a number of risks, including the following:

•	Geographic expansion requires start-up costs, and often requires lower rates to generate initial business. In addition, geographic expansion may disrupt our freight patterns to and from and within the expanded area and may expose us to areas where we are less familiar with customer rates, operating issues and the competitive environment.

•	Growth may strain our management, capital resources, information systems and customer service.

•	Hiring new employees may increase training costs and may result in temporary inefficiencies as the employees learn their jobs.

•	Expanding our service offerings may require us to enter into new markets and compete with additional competitors.

We cannot assure that we will overcome the risks associated with our growth. If we fail to overcome such risks, we may not realize additional revenue or profits from our efforts, may incur additional expenses and therefore our financial position and results of operations could be materially and adversely affected.

Our information technology systems are subject to certain risks that we cannot control.

Our information systems, including our accounting systems, are dependent upon third-party software, global communications providers, telephone systems and other aspects of technology and Internet infrastructure that are susceptible to failure. Though we have implemented redundant systems and network security measures, our information technology remains susceptible to outages, computer viruses, break-ins and similar disruptions that may inhibit our ability to provide services to our customers and the ability of our customers to access our systems. This may result in the loss of customers or a reduction in demand for our services. In addition, we are in the process of transitioning to a new third-party software platform for our accounting functions, and we cannot assure you that this transition will be successful and will not disrupt our operations. If disruption occurs, our profitability and results of operations may suffer.

We are exposed to potential risks from recent legislation requiring companies to evaluate their internal control over financial reporting.

We are working diligently toward evaluating and documenting our internal control systems in order to allow management to report on, and our independent auditors to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. In addition, we are in the process of converting our accounting and record-keeping software to a new software system. We are in the process of determining whether we can implement the new system on a schedule that will enable us to comply with Sarbanes-Oxley Section 404, or whether we should defer implementation of the new system until 2005. If we determine to proceed with the new system this year, we cannot assure you that implementation of the new system will be completed on a timely basis. In addition, we may experience difficulties in the transition to the new software that could affect our internal control systems, processes and procedures. If we determine to defer implementation of the new system until 2005, we will be required to document and test our internal controls using our current system. Reliance on our current system for the purpose of complying with Sarbanes-Oxley Section 404 will require significant effort in a compressed timeframe, as well as result in our incurring costs to comply with Sarbanes-Oxley Section 404 that will duplicate compliance costs that will be associated with the implementation of our new system. Whether we implement our new system in 2004 or defer implementation until 2005, there can be no assurances that the evaluation required by Sarbanes-Oxley Section 404 will not result in the identification of significant control deficiencies or that our auditors will be able to attest to the effectiveness of our internal control over financial reporting.

Difficulty in attracting drivers could affect our profitability.

Competition for drivers is intense within the trucking industry, and we periodically experience difficulties in attracting and retaining qualified drivers. Our operations may be affected by a shortage of qualified drivers in the future which could cause us to temporarily under-utilize our truck fleet, face difficulty in meeting shipper demands and increase our compensation levels for drivers. If we encounter difficulty in attracting or retaining qualified drivers, our ability to service our customers and increase our revenue could be adversely affected.

Insurance and claims expenses could significantly reduce our profitability.

We are exposed to claims related to cargo loss and damage, property damage, personal injury, workers’ compensation, long-term disability and group health. We carry significant insurance with third party insurance carriers. The cost of such insurance has risen significantly. To offset, in part, the significant increases we have experienced, we have elected to increase our self-insured retention levels for most of our risk exposures. We are currently self-insured for bodily injury and property damage claims up to $2,000,000 per occurrence. Cargo loss and damage claims are self-insured up to $100,000. We are self-insured for workers’ compensation in certain states and have third-party insurance plans in the remaining states with self-insured retention levels ranging from $250,000 to $1,000,000. Group health claims are self-insured up to $300,000 per occurrence and long-term disability claims are self-insured to a maximum per individual of $3,000 per month. If the number or severity of claims for which we are self-insured increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our original assessment, our operating results would be adversely affected. Insurance companies require us to obtain letters of credit to collateralize our self-insured retention. If these requirements increase, our borrowing capacity could be adversely affected.

Our business is subject to general economic factors that are largely out of our control.

Economic conditions may adversely affect our customers’ business levels, the amount of transportation services they need and their ability to pay for our services. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our reserve for bad-debt losses. In addition, because we self-insure for a substantial portion of our group health expense, increases in healthcare costs and pharmaceutical expenses can adversely affect our financial results. Our results also may be negatively affected by increases in interest rates, which increase our borrowing costs and can negatively affect the level of economic activity by our customers and thus our freight volumes.

We have significant ongoing cash requirements that could limit our growth and affect our profitability if we are unable to obtain sufficient financing.

Our business is highly capital intensive. Our capital expenditures, net of proceeds from the sales of property and equipment, in 2002 and 2003 were $69,105,000 and $98,441,000 respectively. We expect our capital expenditures for 2004 to be approximately $70,000,000 to $80,000,000. We depend on operating leases, lines of credit, secured equipment financing and cash flow from operations to finance the purchase of tractors, trailers and service centers. If we are unable in the future to raise sufficient capital or borrow sufficient funds to make these purchases, we will be forced to limit our growth and operate our trucks for longer periods of time, which could have a material adverse effect on our operating results.

In addition, our business has significant operating cash requirements. If our cash requirements are high or our cash flow from operations is low during particular periods, we may need to seek additional financing, which may be costly or difficult to obtain. We currently maintain an $80,000,000 unsecured line of credit with lenders consisting of Wachovia Bank, N.A.; Bank of America, N.A.; and Branch Banking and Trust Company that will expire in June 2006.

We may be adversely impacted by fluctuations in the price and availability of fuel.

Fuel is a significant operating expense. We do not hedge against the risk of fuel price increases. Any increase in fuel taxes or fuel prices or any change in federal or state regulations that results in such an increase, to the extent not offset by freight rate increases or fuel surcharges to customers, or any interruption in the supply of fuel, could have a material adverse effect on our operating results. Historically, we have been able to offset significant increases in fuel prices through fuel surcharges to our customers, but we cannot be certain that we will be able to do so in the future. From time to time, we experience shortages in the availability of fuel at certain locations and have been forced to incur additional expense to ensure adequate supply on a timely basis.

Limited supply and increased prices for new equipment may adversely affect our earnings and cash flow.

Investment in new equipment is a significant part of our annual capital expenditures. We may face difficulty in purchasing new equipment due to decreased supply. In addition, some manufacturers have communicated their intention to raise the prices of new equipment. The price of our equipment may be adversely affected in the future by regulations on newly-manufactured tractors and diesel engines. See the discussion below: “We are subject to various environmental laws and regulations, and costs of compliance with, liabilities under, or violations of, existing or future environmental laws or regulations could adversely affect our business.”

We operate in a highly regulated industry, and increased costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.

We are regulated by the United States Department of Transportation, and by various state agencies. These regulatory authorities have broad powers, generally governing matters such as authority to engage in motor carrier operations, safety and fitness of transportation equipment and drivers, driver hours of service, and periodic financial reporting. In addition, the trucking industry is subject to regulatory and legislative changes from a variety of other governmental authorities, which address matters such as increasingly stringent environmental and occupational safety and health regulations or limits on vehicle weight and size, and ergonomics. Regulatory requirements, and changes from time-to-time in regulatory requirements, may affect our business or the economics of the industry by requiring changes in operating practices or by influencing the demand for, and the costs of providing services to, shippers.

We are subject to various environmental laws and regulations, and costs of compliance with, liabilities under, or violations of, existing or future environmental laws or regulations could adversely affect our business.

We are subject to various federal, state and local environmental laws and regulations regulating, among other things, the emission and discharge of hazardous materials into the environment or presence on or in our properties and vehicles, fuel storage tanks, our transportation of certain materials, and the discharge or retention of storm water. Under specific environmental laws, we could also be held responsible for any costs relating to contamination at our past or present facilities and at third-party waste disposal sites. Environmental laws have become and are expected to become increasingly more stringent over time, and there can be no assurance that our costs of complying with current or future environmental laws or liabilities arising under such laws will not have a material adverse effect on our business, operations or financial condition.

The Environmental Protection Agency has issued regulations that require progressive reductions in exhaust emissions from diesel engines through 2007. Beginning in October 2002, new diesel engines were required to meet these new emission limits. Some of the regulations require subsequent reductions in the sulfur content of diesel fuel beginning in June 2006 and the introduction of emissions after-treatment devices on newly-manufactured engines and vehicles beginning with model year 2007. These regulations could result in higher prices for tractors and diesel engines and increased fuel and maintenance costs. These adverse effects combined with the uncertainty as to the reliability of the vehicles equipped with the newly-designed diesel engines and the residual values that will be realized from the disposition of these vehicles could increase our costs or otherwise adversely affect our business or operations.

Our results of operations may be affected by seasonal factors and harsh weather conditions.

Our operations are subject to seasonal trends common in the trucking industry. Our operating results in the first and fourth quarters are normally lower due to reduced demand during the winter months. Harsh weather can also adversely affect our performance by reducing demand and our ability to transport freight and increasing operating expenses.

If we are unable to retain our key employees, our business, financial condition and results of operations could be harmed.

The success of our business will continue to depend upon our executive officers, and the loss of the services of any of our key personnel could have a material adverse effect on us.

We cannot provide assurances that our acquisitions will be profitable or that they will not negatively impact our business.

In recent years we have made acquisitions as a part of our growth strategy. The following are some of the risks associated with acquisitions that could have a material adverse effect on our business, financial condition and results of operations:

•	some of the acquired businesses may not achieve anticipated revenues, earnings or cash flow;

•	we may assume liabilities that were not disclosed to us or exceed our estimates;

•	we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

•	acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;

•	we may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders; and

•	we may incur additional debt related to future acquisitions.

Our business may be harmed by anti-terrorism measures.

In the aftermath of the September 11, 2001 terrorist attacks on the United States, federal, state and municipal authorities have implemented and are continuing to implement various security measures, including checkpoints and travel restrictions on large trucks. If new security measures disrupt or impede the timing of our deliveries, we may fail to meet the needs of our customers or may incur increased expenses to do so. We cannot assure you that these measures will not have a material adverse effect on our operating results.

Risks Related to Our Common Stock and this Offering

Our stock price may be volatile and could decline substantially.

Our common stock has experienced price and volume fluctuations. Many factors may cause the market price for our common stock to decline following this offering, including some of the risks enumerated above. In addition, if our operating results fail to meet the expectations of securities analysts or investors in any quarter or securities analysts revise their estimates downward, our stock price could decline.

In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, harming our business.

Our principal shareholders will continue to control a large portion of our outstanding common stock after this offering.

After this offering is completed, Earl E. Congdon and John R. Congdon and members of their families and their affiliates will beneficially own approximately 33.0% of the outstanding shares of our common stock. As long as the Congdon family controls a large portion of our voting stock, they will be able to significantly influence the election of the entire Board of Directors and the outcome of all matters involving a shareholder vote. The Congdon family’s interests may differ from yours.

Shares eligible for public sale after this offering could adversely affect our stock price.

The market price of our common stock could decline as a result of sales by our existing shareholders after this offering or the perception that these sales could occur. Following the offering, members of the Congdon family will beneficially own approximately 33.0% of our common stock. These sales also might make it difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The statements include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.

These forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include the risks and uncertainties set forth above.

The effects of these risk factors are difficult to predict. New risk factors emerge from time to time, and we cannot assess the potential impact of any such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date of this prospectus. We do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of such statement or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $             million from our sale of common stock in this offering, or $             million if the underwriters exercise their over-allotment option in full, assuming a public offering price of $             per share, after deducting underwriting discounts and commissions and our share of estimated offering expenses.

We intend to use an aggregate of $5,000,000 of the net proceeds to repay two senior notes that bear interest at a rate of 6.35% and mature in August 2004 and December 2004, respectively, and the balance to repay a $5,000,000 note that bears interest at a rate of 6.9% and matures in August 2004. If the underwriters exercise their over-allotment option, we will use such additional proceeds to pay down indebtedness outstanding under our revolving credit facility, which at March 31, 2004 aggregated $17,636,000. This indebtedness under our revolving credit facility currently bears interest at a rate of LIBOR + 1.0%, which was approximately 2.09% per annum at March 31, 2004, and matures in May 2006. We have used the proceeds of our revolving credit facility to satisfy our normal working capital requirements.

We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the Nasdaq National Market under the symbol “ODFL.”

The following table sets forth the range of high and low bid prices of our common stock for the calendar periods indicated, as reported on the Nasdaq National Market.

	High	Low
2004
Second Quarter (through June 8)	$29.630	$22.487
First Quarter	23.873	20.033
2003
Fourth Quarter	$23.880	$19.200
Third Quarter	24.060	13.600
Second Quarter	17.747	13.311
First Quarter	14.702	11.551
2002
Fourth Quarter	$12.707	$7.778
Third Quarter	8.249	6.000
Second Quarter	7.129	5.911
First Quarter	6.756	5.333

We have never paid a cash dividend on our common stock. Our Board of Directors intends to retain earnings to finance the growth of our business. Future payments of cash dividends will depend upon our financial condition, results of operations, and capital requirements, as well as other factors that our Board of Directors deems relevant. Certain restrictive covenants in our debt agreements limit the amount of dividends we can pay.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2004:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of 370,000 shares of common stock offered by us at an estimated public offering price of $ per share and the application of the estimated net proceeds therefrom, as described under “Use of Proceeds.”

The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and schedule, including the notes thereto, incorporated by reference in this prospectus.

	March 31, 2004
	Actual	As Adjusted
	(In thousands, except share and par value amounts)
Cash and cash equivalents	$1,054	$

Debt (including current maturities):
Credit facilities:
Revolving credit facility	$17,636	$
Term loan	9,626
Senior notes	61,571
Other long-term debt	1,948

Total debt	$90,781	$

Shareholders’ equity:
Common stock, $.10 par value, 25,000,000 shares authorized, 24,088,985 issued and outstanding actual and 24,458,985 issued and outstanding as adjusted	$1,606	$
Capital in excess of par value	72,972
Retained earnings	163,675

Total shareholders’ equity	238,253

Total capitalization	$329,034	$

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information as of May 31, 2004 regarding the beneficial ownership of:

•	the selling shareholders;

•	each of our directors and named executive officers;

•	all of our executive officers and directors as a group; and

•	each person known to us to beneficially own 5% or more of our common stock.

The beneficial ownership percentages before this offering are based on 24,096,485 shares of common stock outstanding at May 31, 2004. Beneficial ownership is calculated in accordance with the rules of the SEC. A person is deemed to have “beneficial ownership” of any security that he or she has a right to acquire within 60 days after May 31, 2004. Shares that a person has the right to acquire under stock options are deemed outstanding for the purpose of computing the percentage ownership of that person and all executive officers and directors as a group, but not for the percentage ownership of any other person or entity. As a result, the denominator used in calculating the beneficial ownership among our shareholders may differ. Unless otherwise indicated, the address for each shareholder listed in the table is c/o Old Dominion Freight Line, Inc., 500 Old Dominion Way, Thomasville, North Carolina 27360.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
	Number of Shares (1)	Percent	Shares Offered	Number of Shares (1)	Percent
Executive Officers and Directors
David S. Congdon (2)	2,452,159	10.2	185,000	1,787,159	7.3
Earl E. Congdon (3)	2,040,703	8.5	480,000	1,560,703	6.4
John R. Congdon (4)	1,934,274	8.0	480,000	1,454,274	5.9
John R. Congdon, Jr. (5)	1,418,455	5.9	185,000	1,233,455	5.0
John B. Yowell (6)	1,170,145	4.9	185,000	985,145	4.0
J. Wes Frye (7)	6,428	*	—	6,428	*
John A. Ebeling	11,250	*	—	11,250	*
J. Paul Breitbach	3,750	*	—	3,750	*
Harold G. Hoak	2,250	*	—	2,250	*
Franz F. Holscher	2,250	*	—	2,250	*
Robert G. Culp, III (8)	450	*	—	450	*
All executive officers and directors as a group (9) (12 persons)	7,610,049	31.6	1,515,000	6,095,049	24.9

Other Principal and Selling Shareholders
Jeffrey W. Congdon (10)	1,549,087	6.4	185,000	1,364,087	5.6
Karen Congdon Pigman (11)	1,092,359	4.5	185,000	907,359	3.7
Susan C. Terry (12)	546,130	2.3	185,000	361,130	1.5

*	Indicates less than one percent.
(1)	Except as described below, each person or group identified possesses sole voting and investment power with respect to the shares of common stock shown opposite the name of such person or group.
(2)

Includes (i) 12,969 shares owned of record by the named shareholder; (ii) 6,750 shares obtainable upon exercise of stock options exercisable within 60 days; (iii) 528,094 shares held as trustee by the David S. Congdon Revocable Trust; (iv) 206,136 shares held as custodian for minor children of the shareholder; (v) 22,281 shares held as trustee by an Irrevocable Trust, dated December 18, 1998, f/b/o Marilyn Congdon; (vi) 22,281 shares held as trustee by an Irrevocable Trust, dated December 18, 1998, f/b/o Kathryn Congdon; (vii) 22,281 shares held as trustee by an Irrevocable Trust, dated December 18, 1998, f/b/o Ashlyn Congdon; (viii) 1,111,740 shares held through shared voting and investment rights as trustee under the Earl E. Congdon Intangibles Trust; (ix) 231,750 shares held through shared voting and investment rights as trustee under the Kathryn W. Congdon Intangibles Trust; (x) 183,877 shares held through shared voting and investment rights with the shareholder’s spouse as trustee under the David S. Congdon Irrevocable Trust #1; (xi) 24,000 shares owned by the shareholder’s spouse; and (xii) 80,000 shares owned through the David S. Congdon Grantor Retained Annuity Trust dated May 27, 2004. In the offering, the shareholder is selling 185,000 shares held by the David S. Congdon Revocable Trust. In addition, such shareholder’s beneficial ownership after the offering reflects the sale of 480,000 shares as to which such shareholder shares voting and investment power as trustee under the Earl E. Congdon Intangibles Trust. The shareholder is one of our directors and our President and Chief Operating Officer.

(3)	Includes (i) 1,111,740 shares held through shared voting and investment rights as grantor of the Earl E. Congdon Intangibles Trust; (ii) 153,463 shares owned through the Earl E. Congdon Grantor Retained Annuity Trust 2003; (iii) 93,750 shares held through shared voting and investment rights as grantor of the Earl E. Congdon Family Trust; (iv) 231,750 shares owned beneficially by the shareholder’s spouse through shared voting and investment rights under the Kathryn W. Congdon Intangibles Trust, with respect to which Earl E. Congdon disclaims beneficial ownership; and (v) 450,000 shares owned through the Earl E. Congdon Grantor Retained Annuity Trust 2004. In the offering, the shareholder is selling 480,000 shares held by the Earl E. Congdon Intangibles Trust. The shareholder is our Chairman of the Board and Chief Executive Officer.
(4)	Includes (i) 1,836,627 shares held as trustee by the John R. Congdon Revocable Trust; (ii) 93,750 shares held through shared voting and investment rights as trustee of the Earl E. Congdon Family Trust; and (iii) 3,897 shares owned by the shareholder’s spouse as trustee of the Natalie Congdon Revocable Trust, with respect to which John R. Congdon disclaims beneficial ownership. In the offering, the shareholder is selling 480,000 shares held by the John R. Congdon Revocable Trust. The shareholder is our Vice Chairman of the Board and Senior Vice President.
(5)	Includes (i) 5,062 shares owned of record by the named shareholder; (ii) 658,767 shares held as trustee by the John R. Congdon, Jr. Revocable Trust; (iii) 153,378 shares held as trustee of the John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr.; (iv) 153,490 shares held as trustee of the John R. Congdon Trust for Mark Ross Congdon; (v) 149,253 shares held as co-trustee of the John R. Congdon Trust for Hunter Andrew Terry; (vi) 149,252 shares held as co-trustee of the John R. Congdon Trust for Nathaniel Everett Terry; and (vii) 149,253 shares held as co-trustee of the John R. Congdon Trust for Kathryn Lawson Terry. In the offering, the shareholder is selling 185,000 shares held by the John R. Congdon, Jr. Revocable Trust. The shareholder is one of our directors.
(6)	Includes (i) 32,631 shares owned of record by the named shareholder; (ii) 112,219 shares held as trustee of the Audrey L. Congdon Irrevocable Trust #1; (iii) 6,750 shares obtainable upon exercise of stock options exercisable within 60 days; (iv) 3,969 shares owned of record by the shareholder’s spouse; (v) 587,861 shares held by the shareholder’s spouse as trustee of the Audrey L. Congdon Revocable Trust; (vi) 137,424 shares held by the shareholder’s spouse as custodian for minor children; (vii) 22,281 shares held by the shareholder’s spouse as trustee of an Irrevocable Trust, dated December 18, 1998, f/b/o Megan Yowell; (viii) 22,281 shares held by the shareholder’s spouse as trustee of an Irrevocable Trust, dated December 18, 1998, f/b/o Seth Yowell; (ix) 164,729 shares held by the shareholder’s spouse through shared voting rights as trustee of the Karen C. Vanstory Irrevocable Trust; and (x) 80,000 shares owned through the Audrey L. Congdon Grantor Retained Annuity Trust Dated May 28, 2004. In the offering, the shareholder’s spouse, Audrey L. Congdon, is selling 185,000 shares held by the Audrey L. Congdon Revocable Trust. The shareholder’s spouse, Audrey L. Congdon, is the daughter of Earl E. Congdon, one of our directors and executive officers.
(7)	Includes (i) 2,191 shares owned of record by the named shareholder; (ii) 637 shares owned in the named shareholder’s 401(k) retirement plan; (iii) 3,375 shares obtainable upon exercise of stock options exercisable within 60 days; and (iv) 225 shares owned jointly by the named shareholder and his spouse.
(8)	Consists of 450 shares owned jointly by the named shareholder and his spouse.
(9)

Includes 1,437,240 shares for which certain directors and executive officers share voting power with other directors and executive officers, of which 480,000 are being sold in the offering; however, these shares are counted only once in the total for the group. Also includes 20,250 shares issuable upon exercise of stock options within 60 days held by certain executive officers. The only additional executive officer who is not a named executive officer is Joel B. McCarty, Jr., whose holdings include (i) 1,800 shares owned of record by such shareholder, and (ii) 3,375 shares obtainable upon exercise of stock options exercisable within 60 days.

(10)	Includes (i) 668,880 shares held as trustee by the Jeffrey W. Congdon, Revocable Trust; (ii) 144,149 shares held as trustee of the John R. Congdon Trust for Michael Davis Congdon; (iii) 144,150 shares held as trustee of the John R. Congdon Trust for Peter Whitefield Congdon; (iv) 144,150 shares held as trustee of the John R. Congdon Trust for Mary Evelyn Congdon; (v) 149,253 shares held as co-trustee of the John R. Congdon Trust for Hunter Andrew Terry; (vi) 149,252 shares held as co-trustee of the John R. Congdon Trust for Nathaniel Everett Terry; and (vii) 149,253 shares held as co-trustee of the John R. Congdon Trust for Kathryn Lawson Terry. In the offering, the shareholder is selling 185,000 shares held by the Jeffrey W. Congdon Revocable Trust. The shareholder is the son of John R. Congdon, one of our directors and executive officers.
(11)	Includes (i) 2,700 shares owned of record by the named shareholder; (ii) 164,729 shares owned through the Karen C. Vanstory Irrevocable Trust #1; (iii) 651,951 shares held as trustee of the Karen Congdon Pigman Revocable Trust; (iv) 22,281 shares held as trustee of an Irrevocable Trust, dated December 18, 1998, f/b/o Melissa Penley; (v) 22,281 shares held as trustee of an Irrevocable Trust, dated December 18, 1998, f/b/o Matthew Penley; (vi) 22,281 shares held as trustee of an Irrevocable Trust, dated December 18, 1998, f/b/o Mark Penley; and (vii) 206,136 shares held as custodian for minor children. In the offering, the shareholder is selling 185,000 shares held by the Karen Congdon Pigman Revocable Trust. The shareholder is the daughter of Earl E. Congdon, one of our directors and executive officers.
(12)	All such shares are owned by the shareholder as trustee of the Susan C. Terry Revocable Trust. The shareholder is the daughter of John R. Congdon, one of our directors and executive officers.

UNDERWRITING

Legg Mason Wood Walker, Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated             , 2004, each of the underwriters named below has severally agreed to purchase, and we and the selling shareholders have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Underwriter	Number of Shares
Legg Mason Wood Walker, Incorporated
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Stephens Inc.

Total	2,440,000

The underwriting agreement provides that the obligation of the underwriters to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The following table summarizes the underwriting discounts and expenses we and the selling shareholders will pay to the underwriters for each share of our common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters’ over-allotment option to purchase additional shares of common stock. We estimate that the total expenses of this offering will be approximately $            , excluding underwriters’ discounts and commissions. We will pay all of the expenses associated with this offering except the underwriting discount and commission with respect to the shares offered by the selling shareholders.

	Per Share				Total
	Without Option		With Option		Without Option		With Option
Underwriting discount and commission paid by us	$		$		$		$
Expenses payable by us
Underwriting discount and commission paid by selling shareholders
Expenses payable by selling shareholders		—		—		—		—

The underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain broker/dealers at that price less a concession not in excess of $              per share. The underwriters may allow, and such broker/dealers may re-allow, a concession not in excess of $              per share to certain other broker/dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to 366,000 additional common shares at the price set forth on the cover of this prospectus. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the 2,440,000 shares are being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Legg Mason Wood Walker, Incorporated for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of stock options outstanding on the date of this prospectus, issuances in an acquisition transaction, the filing of registration statements on Form S-8 relating to benefit plans or on Form S-4 relating to a business combination transaction under Rule 145 of the Securities Act.

Our officers, directors, and certain of our shareholders who collectively will hold approximately 8,094,888 shares of our common stock after this offering, and vested options with respect to an additional 20,250 shares, have agreed that they will not offer, sell, pledge (other than pledges by certain of our officers and directors as security for personal or business loans), contract to sell, or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Legg Mason Wood Walker, Incorporated, for a period of 90 days after the date of this prospectus.

Our shares of common stock are quoted on the Nasdaq National Market under the symbol “ODFL.”

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. An underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Some of the underwriters have from time to time performed, and may in the future perform, various investment banking, financial advisory and other services for us for which they have been paid, or will be paid, fees. An affiliate of BB&T Capital Markets is serving as a lender to us under our credit facility.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action - Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders, will have no liability. In the case of an action for damages, we and the selling shareholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby and certain other legal matters will be passed upon for us by Womble Carlyle Sandridge & Rice, PLLC, Charlotte, North Carolina. Certain legal matters in connection with this offering are being passed upon for the underwriters by Scudder Law Firm, P.C., L.L.O., Lincoln, Nebraska.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

We file annual, quarterly, and special reports and other information with the Securities and Exchange Commission. Any document that we file with the SEC may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Room. Most of our filings are also available to you free of charge at the Commission’s website at http://www.sec.gov and at our website at http://www.odfl.com.

Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

We have filed a registration statement under the Securities Act with the Commission with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about us and the common stock offered by this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the Commission later will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information in such future filings deemed, under Commission rules, not to have been filed) until this offering is completed. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	the information provided in response to Item 5 of our current report on Form 8-K dated April 22, 2004;

•	our Form 8-K dated June 10, 2004; and

•	the description of common stock contained in our registration statement on Form 8-A dated October 15, 1991.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Old Dominion Freight Line, Inc., 500 Old Dominion Way, Thomasville, North Carolina 27360, Attention: Corporate Secretary (telephone: (336) 889-5000).

You should rely only on the information contained or incorporated by reference in this prospectus. We have not and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

2,440,000 Shares

Common Stock

PROSPECTUS

Legg Mason Wood Walker

Incorporated

BB&T Capital Markets

Stephens Inc.

            , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following tables sets forth the expenses in connection with the offering, all of which will be borne by us:

SEC filing fee		$9,674
NASD filing fee		8,135
Accounting fees and expenses
Legal fees
Printing and engraving
Miscellaneous

Total	$

Item 15. Indemnification of Directors and Officers

Sections 13.1-696 through 13.1-704 of Virginia Stock Corporation Act (the “Act”) prescribe the conditions under which indemnification may be obtained by a present or former director or officer who incurs expenses or liability as a consequence of a legal proceeding arising out of his activities.

Mandatory Statutory Indemnification. Under the Act, unless limited by its articles of incorporation, a Virginia corporation must indemnify a director or officer who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation. This mandatory indemnification covers reasonable expenses incurred in connection with the proceedings.

Permissive Statutory Indemnification. A Virginia corporation may, but is not required by the Act to, indemnify a director or officer who the corporation determines has conducted himself in good faith and met a reasonable belief test regarding the challenged conduct. If he was acting in his official capacity, the director or officer must have believed the challenged conduct was in the corporation’s best interest; if he was acting otherwise, he must meet the test that he reasonably believed his conduct was not opposed to the corporation’s best interest; and, in the case of any criminal proceeding, he must have had no reasonable cause to believe his conduct was unlawful. Notwithstanding those tests, however, statutory indemnification is prohibited where the individual is held liable to the corporation or where he is held liable on the basis of an improperly received personal benefit.

Court Orders for Advances, Reimbursements or Indemnification. A director or officer who is made a party to a proceeding may apply for a court order directing the corporation to make advances or reimbursement for expenses or to provide indemnification. If the court determines that the individual is entitled to such advances, reimbursement or indemnification, the court must order the corporation to (i) make advances and/or reimbursement for expenses or to provide indemnification and (ii) to pay the individual’s reasonable expenses incurred to obtain the order. With respect to a proceeding by or in the right of the corporation, the court may order (i) indemnification of the individual to the extent of his reasonable expenses if it determines that, considering all the relevant circumstances, the individual is entitled to indemnification even though he was adjudged liable to the corporation and (ii) the corporation to pay the individual’s reasonable expenses incurred to obtain the order.

Voluntary Indemnification. Notwithstanding the limits on statutory indemnification, a Virginia corporation may make any further indemnity, and may make additional provision for advances and reimbursement of expenses, to any director, officer, employee or agent that may be authorized by the corporation’s articles of incorporation, bylaws or a resolution of its shareholders, except an indemnity against (i) his willful misconduct, or (ii) a knowing violation of the criminal law. A Virginia corporation may, also, obtain insurance to protect its directors and officers from personal liability whether or not the corporation would have power to indemnify the individual against the same liability under the Act.

Our bylaws contain broad indemnification provisions covering our directors and officers. We have also purchased insurance providing for indemnification of our directors and officers. In addition, as permitted by Section 13.1-692.1 of Act, our articles of incorporation limits the damages that may be assessed against an officer or director in any proceeding brought by or in the right of Old Dominion or brought by or on behalf of our shareholders, subject to certain limitations.

Item 16. Exhibits

Exhibit No.	Description

1*	Form of Underwriting Agreement.

3.1.1	Articles of Incorporation (as amended May 27, 2004).

3.2	Bylaws of Old Dominion Freight Line, Inc.

4.1	Specimen certificate of Common Stock. Incorporated by reference to the exhibit of the same number contained in the Company’s registration statement on Form S-1 filed under the Securities Act of 1933 (SEC File: 33-42631).

4.5	Note Purchase Agreement among Nationwide Life Insurance Company, New York Life Insurance Company and Old Dominion Freight Line, Inc., dated June 15, 1996. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

4.5.1	Forms of notes issued by Old Dominion Freight Line, Inc. pursuant to Note Purchase Agreement among Nationwide Life Insurance Company, New York Life Insurance Company and Old Dominion Freight Line, Inc., dated June 15, 1996. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

4.6	Note Purchase Agreement among Nationwide Life Insurance Company, New York Life Insurance Company and Old Dominion Freight Line, Inc., dated February 25, 1998. Incorporated by reference to the exhibit of the same number contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 1997.

4.6.1	Forms of notes issued by Company pursuant to Note Purchase Agreement among Nationwide Life Insurance Company, New York Life Insurance Company and Old Dominion Freight Line, Inc., dated February 25, 1998. Incorporated by reference to the exhibit of the same number contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 1997.

4.6.2	Note Purchase and Shelf Agreement between Old Dominion Freight Line, Inc. and Prudential Insurance Company of America, dated May 1, 2001. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

4.6.3	Amendment No. 1 to Note Purchase and Shelf Agreement among Old Dominion Freight Line, Inc. and the Noteholders set forth in Annex 1 thereto, dated June 27, 2003. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

Exhibit No.	Description
4.6.8	Loan Agreement between First Union Commercial Corporation and Old Dominion Freight Line, Inc., dated July 10, 2002. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

4.6.9	First Amendment to the Loan Agreement between First Union Commercial Corporation and Old Dominion Freight Line, Inc. dated June 30, 2003. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

4.7.1	Credit Agreement between Old Dominion Freight Line, Inc. and First Union National Bank, dated May 31, 2000. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

4.7.2	First Amendment to the Credit Agreement between Old Dominion Freight Line, Inc. and First Union National Bank, dated February 1, 2001. Incorporated by reference to the exhibit of the same number contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2000.

4.7.3	Second Amendment to the Credit Agreement between Old Dominion Freight Line, Inc. and First Union National Bank of North Carolina, dated May 31, 2001. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

4.7.4	Third Amendment and Agreement between Wachovia Bank, National Association (formerly known as First Union National Bank) and Old Dominion Freight Line, Inc., dated May 31, 2002. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

4.7.5	Letter Regarding Extension of Credit Agreement from Wachovia Bank, N.A. to Old Dominion Freight Line, Inc., dated May 14, 2003. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

4.7.6	Credit Agreement among Wachovia Bank, N.A., as Agent; Bank of America, N.A.; Branch Banking & Trust Company; and Old Dominion Freight Line, Inc., dated June 30, 2003. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

4.7.7	First Amendment to the Credit Agreement among Old Dominion Freight Line, Inc., the Lenders Named Therein and Wachovia Bank, National Association as Agent, dated April 14, 2004. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

5*	Opinion of Womble Carlyle Sandridge & Rice, PLLC.

23.1*	Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 5).

Exhibit No.	Description
23.2	Consent of Ernst & Young LLP.

24	Power of Attorney (included on signature page of registration statement).

*	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective;

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereon; and

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Thomasville, State of North Carolina, on this 9th day of June, 2004.

OLD DOMINION FREIGHT LINE, INC.

By:	/s/ EARL E. CONGDON
Earl E. Congdon Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Joel B. McCarty, Jr. and J. Wes Frye, or either of them, as his attorney-in-act, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement on Form S-3, including post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on June 9, 2004:

	/s/ EARL E. CONGDON		/s/ WES FRYE
Name:	Earl E. Congdon	Name:	J. Wes Frye
Title:	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	Title:	Senior Vice President – Finance and Chief Financial Officer and Treasurer (Principal Financial Officer)

	/s/ JOHN P. BOOKER, III		/s/ JOHN R. CONGDON
Name:	John P. Booker, III	Name:	John R. Congdon
Title:	Vice President – Controller (Principal Accounting Officer)	Title:	Vice Chairman of the Board

	/s/ DAVID S. CONGDON		/s/ JOHN R. CONGDON, JR.
Name:	David S. Congdon	Name:	John R. Congdon, Jr.
Title:	Director, President and Chief Operating Officer	Title:	Director

	/s/ JOHN A. EBELING		/s/ FRANZ F. HOLSCHER
Name:	John A. Ebeling	Name:	Franz F. Holscher
Title:	Director	Title:	Director

	/s/ J. PAUL BREITBACH		/s/ ROBERT G. CULP, III
Name:	J. Paul Breitbach	Name:	Robert G. Culp, III
Title:	Director	Title:	Director

/s/ HAROLD G. HOAK
Name:	Harold G. Hoak
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1*	Form of Underwriting Agreement.

3.1.1	Articles of Incorporation (as amended May 27, 2004).

3.2	Bylaws of Old Dominion Freight Line, Inc.

4.1	Specimen certificate of Common Stock. Incorporated by reference to the exhibit of the same number contained in the Company’s registration statement on Form S-1 filed under the Securities Act of 1933 (SEC File: 33-42631).

4.5	Note Purchase Agreement among Nationwide Life Insurance Company, New York Life Insurance Company and Old Dominion Freight Line, Inc., dated June 15, 1996. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

4.5.1	Forms of notes issued by Old Dominion Freight Line, Inc. pursuant to Note Purchase Agreement among Nationwide Life Insurance Company, New York Life Insurance Company and Old Dominion Freight Line, Inc., dated June 15, 1996. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

4.6	Note Purchase Agreement among Nationwide Life Insurance Company, New York Life Insurance Company and Old Dominion Freight Line, Inc., dated February 25, 1998. Incorporated by reference to the exhibit of the same number contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 1997.

4.6.1	Forms of notes issued by Company pursuant to Note Purchase Agreement among Nationwide Life Insurance Company, New York Life Insurance Company and Old Dominion Freight Line, Inc., dated February 25, 1998. Incorporated by reference to the exhibit of the same number contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 1997.

4.6.2	Note Purchase and Shelf Agreement between Old Dominion Freight Line, Inc. and Prudential Insurance Company of America, dated May 1, 2001. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

4.6.3	Amendment No. 1 to Note Purchase and Shelf Agreement among Old Dominion Freight Line, Inc. and the Noteholders set forth in Annex 1 thereto, dated June 27, 2003. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

4.6.8	Loan Agreement between First Union Commercial Corporation and Old Dominion Freight Line, Inc., dated July 10, 2002. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

4.6.9	First Amendment to the Loan Agreement between First Union Commercial Corporation and Old Dominion Freight Line, Inc. dated June 30, 2003. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

4.7.1	Credit Agreement between Old Dominion Freight Line, Inc. and First Union National Bank, dated May 31, 2000. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

Exhibit No.	Description
4.7.2	First Amendment to the Credit Agreement between Old Dominion Freight Line, Inc. and First Union National Bank, dated February 1, 2001. Incorporated by reference to the exhibit of the same number contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2000.

4.7.3	Second Amendment to the Credit Agreement between Old Dominion Freight Line, Inc. and First Union National Bank of North Carolina, dated May 31, 2001. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

4.7.4	Third Amendment and Agreement between Wachovia Bank, National Association (formerly known as First Union National Bank) and Old Dominion Freight Line, Inc., dated May 31, 2002. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

4.7.5	Letter Regarding Extension of Credit Agreement from Wachovia Bank, N.A. to Old Dominion Freight Line, Inc., dated May 14, 2003. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

4.7.6	Credit Agreement among Wachovia Bank, N.A., as Agent; Bank of America, N.A.; Branch Banking & Trust Company; and Old Dominion Freight Line, Inc., dated June 30, 2003. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

4.7.7	First Amendment to the Credit Agreement among Old Dominion Freight Line, Inc., the Lenders Named Therein and Wachovia Bank, National Association as Agent, dated April 14, 2004. Incorporated by reference to the exhibit of the same number contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

5*	Opinion of Womble Carlyle Sandridge & Rice, PLLC.

23.1*	Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 5).

23.2	Consent of Ernst & Young LLP.

24	Power of Attorney (included on signature page of registration statement).

*	To be filed by amendment.